Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
                                                     Six Months Ended
                                                          June 30,
                                                  2000                1999
Fixed Charges:
   Interest Expense                        $    14,281         $    14,478
   Capitalized Interest                          2,767               2,508
   Dividend Requirement on Series B
      Preferred Stock [1]                        5,433               5,556
   Interest Component of
      Rental Expense [2]                        27,179              25,406
                                           $    49,660         $    47,948

Earnings:
   Income before Taxes                     $   148,379         $   161,204
   Fixed Charges                                49,660              47,948
      Capitalized Interest                      (2,767)             (2,508)
      Preferred Dividend Requirements [3]       (5,433)             (5,556)
                                           $   189,839         $   201,088

Ratio of Earnings to Fixed Charges:                3.8 x               4.2 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.